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                                                                EXHIBIT 99.2
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                                 PRESS RELEASE

CONTACT:

  Mr. Kevin Kimball
  Corporate Communications
  Siemens Corporation
  Telephone: (212) 258-4335

  Mr. Kent Robertson
  Senior Vice President, Chief Financial Officer
  Pyramid Technology Corporation
  Telephone: (408) 428-9000

                                                           FOR IMMEDIATE RELEASE

                     SIEMENS NIXDORF LAUNCHES TENDER OFFER
                       FOR PYRAMID TECHNOLOGY CORPORATION

  NEW YORK, NEW YORK AND SAN JOSE, CALIFORNIA, January 27, 1995. Siemens Nixdorf Informationssysteme AG ("SNI AG"), a wholly owned subsidiary of Siemens AG, and Pyramid Technology Corporation ("Pyramid") (NASDAQ: PYRD) jointly announced today that SNI AG, through Siemens Nixdorf Mid-Range Acquisition Corp. ("SNI Mid-Range"), an indirect wholly-owned subsidiary of SNI AG, have commenced a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pyramid not currently owned by SNI AG and its subsidiaries, for $16.00 per Share, net to the seller in cash. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares currently owned by SNI AG and its affiliates, constitutes a majority of the Shares, as well as other customary conditions, including regulatory approvals.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 20, 1995 (the "Merger Agreement") among SNI AG, SNI Mid-Range and Pyramid. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, SNI Mid-Range will be merged with and into Pyramid (the "Merger"). All shares not purchased in the Offer will be converted into the right to receive $16.00 in cash at the time of the Merger. The Board of Directors of Pyramid has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of Pyramid and recommends that all Pyramid stockholders accept the Offer and tender the Shares owned by them. Smith Barney Inc. acted as financial advisor to Pyramid in the transaction.

  The Offer and withdrawal rights expire at 12:00 Midnight, New York City time on Friday, February 24, 1995, unless the Offer is extended. The information filed with the Securities and Exchange Commission in connection with the Offer may be obtained by calling the information agent, Georgeson & Company, toll free at 800-223-2064.

  SNI AG, Paderborn, Germany, is a systems partner with universal expertise in the field of information technology. It is one of the world's largest companies in this area and is the largest supplier of information technology of European origin. In the past fiscal year (October 1, 1993 to September 30, 1994), SNI AG had revenues of more than U.S. $7.3 billion. SNI AG has a work force of more than 39,000 and is represented in 45 countries.

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  SNI AG is a separate legal unit within the Siemens organization. In the fiscal year 1993/94, Siemens AG had worldwide sales of more than U.S. $51 billion. Founded in 1847, Siemens AG numbers among the world's largest electrical and electronics companies.

  Founded in 1981, Pyramid develops scalable enterprise servers that deliver high quality, high performance solutions for mid-range to high-end of the open systems market. Pyramid provides data center-class support for business critical environments, complemented by a full suite of professional programs and support tools that help customers successfully implement scalable enterprise computing. In the past fiscal year (October 1, 1993 to September 30, 1994), Pyramid had revenues of approximately $218 million. Pyramid has a work force of approximately 850 employees.

  Goldman, Sachs & Co. is acting as dealer manager for the Offer and has acted as financial advisor to SNI AG.

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